FORM 6-K


S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                     Washington, D.C. 20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
            Under the Securities Exchange Act of 1934

        For the quarterly period ended September 30, 2002
                Commission file number 333-77633


               CAPITAL ENVIRONMENTAL RESOURCE INC.
     (Exact name of registrant as specified in its charter)


                       1005 Skyview Drive
              Burlington, Ontario, Canada  L7P 5B1
            (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F _____X______    Form 40-F ___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
___________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes _____X_____     No ___________





               CAPITAL ENVIRONMENTAL RESOURCE INC.


                        INDEX TO FORM 6-K
          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

PART 1    FINANCIAL INFORMATION
          Financial Statements

          Consolidated Balance Sheets as at September 30, 2002 and
          December 31, 2001..............................................      4

          Consolidated Statement of Operations and Comprehensive Income
          (Loss) for the three and nine month periods ended September
          30, 2002 and 2001..............................................      6

          Consolidated Statement of Stockholders' Equity for the nine
          month period ended September 30, 2002..........................      7

          Consolidated Statements of Cash Flows for the nine month
	  periods ended September 30, 2002 and 2001............. ........      8

          Notes to Consolidated Financial Statements.....................      9

          Management's Discussion and Analysis of Financial Condition
          and Results of Operations......................................     17

          Quantitative and Qualitative Disclosures about Market Risk.....     28


PART II   OTHER INFORMATION

          Legal Proceedings..............................................     29



          SIGNATURES.....................................................     30

                   FORWARD LOOKING STATEMENTS

      Certain statements included in this Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations", are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

               CAPITAL ENVIRONMENTAL RESOURCE INC.
                   CONSOLIDATED BALANCE SHEETS
                  (In thousands of U.S. dollars)

                                                                      As at               As at
                                                                  September 30,       December 31,
                                                                       2002               2001
                                                                 _______________    _______________
                                                                   (unaudited)
                              ASSETS

Current assets
 Cash and cash equivalents                                          $    3,376         $    2,469

 Accounts receivable - trade (net of allowance for doubtful
    accounts of $285; December 31, 2001 - $507)                         16,051             10,620

 Prepaid expenses and other current assets                               2,130              4,340
                                                                 _______________    _______________
Total current assets                                                    21,557             17,429

Property and equipment, net                                             55,304             36,708


 Goodwill                                                               69,517             54,489

 Other intangibles (Note 4)                                              4,569              2,026

                                                                 _______________    _______________
Total assets                                                       $   150,947         $  110,652
                                                                 ===============    ===============










   See accompanying Notes to Consolidated Financial Statements

                CAPITAL ENVIRONMENTAL RESOURCE INC.
                    CONSOLIDATED BALANCE SHEETS
                   (In thousands of U.S. dollars)

                                                                               As at         As at
                                                                           September 30,  December 31,
                                                                               2002          2001
                                                                           _____________  ____________
                                                                            (unaudited)
                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable                                                            $  3,811      $  3,369

 Accrued expenses and other current liabilities                                10,993         8,002

 Current portion of long-term debt (Note 5)                                        63           256

 Current portion of capital lease obligations                                   1,215           798
                                                                            ____________  ___________
Total current liabilities                                                      16,082        12,425

Long-term debt  (Note 5)                                                       50,430        50,973

Capital lease obligations                                                       1,970         1,341

Deferred tax liability                                                          4,068             -
                                                                            ____________  ___________
                                                                               72,550        64,739
                                                                            ____________  ___________
Contingencies (Note 6)

Stockholders' Equity
 Common Stock:  unlimited stock without par value authorized; 35,194,995      113,579        85,173
  shares issued and outstanding as of September 30, 2002 and 23,696,627 shares issued and outstanding as of December 31, 2001 (Note 7(a))

 Options and warrants (Note 7(b))                                               1,343           851

 Accumulated other comprehensive loss                                          (4,427)       (4,306)

 Deficit                                                                      (32,098)      (35,805)
                                                                            ____________  ___________
Total stockholders' equity                                                     78,397        45,913
                                                                            ____________  ___________
Total liabilities and stockholders' equity                                   $150,947      $110,652
                                                                            ============  ===========

   See accompanying Notes to Consolidated Financial Statements

                  CAPITAL ENVIRONMENTAL RESOURCE INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
  (In thousands of U.S. dollars; except share and per share amounts)
                              (unaudited)


                       STATEMENTS OF OPERATIONS

                                                   Three Months Ended       Nine Months Ended
                                                      September 30,            September 30,
                                                  ______________________   _____________________
                                                    2002          2001        2002        2001
                                                  __________   _________   _________   _________
Revenues                                          $   27,961   $  22,729   $  73,228   $  72,260
Operating expenses:
   Cost of operations                                 17,244      15,124      45,629      48,833
   Selling, general and administrative                 4,842       4,211      12,642      12,202
   Depreciation and amortization                       2,879       2,142       7,140       7,092
   Losses (recovery) related to sale of U.S. assets     (204)       (169)       (204)      4,865
   Foreign exchange (gain) loss                            -       1,334      (1,441)      1,048
                                                  __________   _________   _________   _________
Income (loss) from operations                          3,200          87       9,462      (1,780)

Interest and financing expense                         1,207       2,571       4,563       8,478
                                                  __________   _________   _________   _________
Income (loss) before income taxes                      1,993      (2,484)      4,899     (10,258)

Income tax provision                                     462           -       1,192         687
                                                  __________   _________   _________   _________
Net income (loss) for the period                  $    1,531   $  (2,484)  $   3,707   $ (10,945)
                                                  ==========   =========   =========   =========
Basic net income (loss) per common share          $     0.04   $   (0.23)  $    0.12   $   (1.30)
                                                  ==========   =========   =========   =========
Diluted net income (loss) per common share        $     0.04   $   (0.23)  $    0.11   $   (1.30)
                                                  ==========   =========   =========   =========
Weighted average number of common
 shares outstanding (Note 8)

   Basic                                          35,188,072  10,783,584  31,517,795   8,405,419
                                                  ==========  ==========  ==========   =========
   Diluted                                        35,748,391  10,783,584  34,424,973   8,405,419
                                                  ==========  ==========  ==========   =========


               STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


Net income (loss) for the period                  $   1 ,531  $   (2,484) $    3,707   $ (10,945)

Other comprehensive loss -
  foreign currency translation adjustments            (3,393)     (1,394)       (121)     (1,726)
                                                  __________  __________  __________   _________

Comprehensive income (loss)                       $   (1,862) $   (3,878) $    3,586   $ (12,671)

      See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (In thousands of U.S. dollars)
                           (unaudited)

                                                               Nine Months Ended September 30, 2002
                                          ______________________________________________________________________________
                                                                                Accumulated
                                                                     Options       other                      Total
                                             Common     Preferred      and     comprehensive               stockholders'
                                             Stock        Stock     Warrants       loss         Deficit       equity
                                          ___________ ____________ __________ ________________ __________  _____________
Balance at December 31, 2001               $ 85, 173   $       -    $    851    $    (4,306)   $ (35,805)   $  45,913

Issuance of Series 1 Preferred Stock               -      28,098           -              -            -       28,098

                                                         -
Conversion of Preferred Stock to
  Common Stock                                28,098   $ (28,098)          -              -            -            -

Issuance of Common Stock                         308           -           -              -            -          308

Compensation expense                               -           -         492              -            -          492

Foreign currency translation adjustments           -           -           -           (121)           -         (121)

Net Income                                         -           -           -              -        3,707        3,707
                                          ___________ ____________ __________ _______________ ___________  ____________
Balance at September 30, 2002              $ 113,579   $       -    $  1,343    $    (4,427)  $  (32,098)   $  78,397
                                          =========== ============ ========== =============== ===========  ============















   See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (In thousands of U.S. dollars)
                           (unaudited)

                                                                           Nine Months Ended
                                                                             September 30,
                                                                       __________________________
                                                                          2002            2001
                                                                       _____________ ____________
Cash flows from operating activities

Net income (loss) for the period                                        $    3,707    $  (10,945)
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
  Depreciation and amortization                                              7,140         7,092
  Deferred income taxes                                                      (692)           687
  Provision for losses related to sale of U.S. assets                           -          5,034
  Unrealized foreign exchange loss                                              -          1,048
  Foreign exchange gain                                                    (1,441)             -
  Amortization of deferred financing costs and other costs                  2,561          1,334

Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
  Accounts receivable - trade, net                                         (4,125)             6
  Prepaid expenses and other current assets                                   784          1,489
  Accounts payable and accrued expenses and other current liabilities       1,189         (2,462)
                                                                       _____________ ____________
                                                                            9,123          3,283
                                                                       _____________ ____________
Cash flows from investing activities
  Proceeds from sale of U.S. assets                                           204         18,120
  Acquisition of businesses, net of cash acquired                         (27,091)             -
  Capital expenditures                                                     (5,653)        (2,253)
  Other                                                                       185            711
                                                                       _____________ ____________
                                                                          (32,355)        16,578
                                                                       _____________ ____________
Cash flows from financing activities
  Proceeds from issuance of long-term debt                                 53,375         29,136
  Principal payments on long-term debt                                    (54,545)       (43,007)
  Repayment of capital lease liability                                       (737)        (1,565)
  Net proceeds from issuance of preferred shares                           28,098              -
  Net proceeds from issuance of common shares                                 308              -
  Short-term bank indebtedness                                                  -           (595)
  Debt issuance costs                                                      (2,368)          (565)
                                                                       _____________ ____________
                                                                           24,131        (16,596)
                                                                       _____________ ____________
Effect of exchange rate changes on cash and cash equivalents                    8             26
                                                                       _____________ ____________
Increase in cash and cash equivalents                                         907          3,291

Cash and cash equivalents at beginning of period                            2,469              -
                                                                       _____________ ____________
Cash and cash equivalents at end of period                              $   3,376     $    3,291
                                                                       _____________ ____________
SUPPLEMENTARY INFORMATION
  Other long-term liabilities assumed in acquisition                    $     896     $        -
                                                                       _____________ ____________
  Assets acquired under capital leases                                  $   1,786     $        -
                                                                       _____________ ____________
  Cash paid for interest                                                $   2,837     $    7,610
                                                                       _____________ ____________
  Cash paid for income taxes                                            $   1,201     $      518
                                                                       _____________ ____________

    See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
                 (In thousands of U.S. dollars)

1.   Basis of Presentation

      The accompanying unaudited interim consolidated financial statements include the accounts of Capital Environmental Resource Inc. and its subsidiaries (the "Company") as of September 30, 2002 and for the three and nine month periods ended September 30, 2002 and 2001. All significant intercompany transactions and balances have been eliminated.

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with those followed in the Company's annual consolidated financial statements for the year ended December 31, 2001, filed on Form 20-F, except as described in Note 2. Operating results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

     The Company's consolidated balance sheet as of September 30, 2002, and the consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity for the three and nine months ended September 30, 2002 and 2001 are unaudited. In the opinion of management, such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows for the periods presented. These consolidated financial statements should be read in conjunction with the Company's annual report for fiscal 2001 filed on Form 20-F.

2.   Adoption of New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets, including those meeting new recognition criteria under the Statement, will continue to be amortized over their estimated useful lives.

      The Company fully adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill based on the carrying values as of January 1, 2002. As a result of performing the test for potential impairment, the Company determined that no impairment existed as of January 1, 2002 and therefore, it was not necessary to write down any of its goodwill.

      Amortization of goodwill in the three and nine months ended September 30, 2001 was $420 and $1.4 million, respectfully. Had this accounting policy change been made retroactively, the Company's net loss for the three and nine months ended September 30, 2001, adjusted for the non-amortization provisions of Statement No. 142, would have been $2.1 million and $9.5 million, respectively. Basic loss per share for the three and nine month periods ended September 30, 2001, after adjusting for the non-amortization of goodwill, would have been $0.19 and $1.14, respectively.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on January 1, 2003. The Company is in the process of assessing the impact of adopting this new standard.

     Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements and related disclosures.

3.   Acquisitions

       On  February  6,  2002,  the  Company  purchased  all  the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) was payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share. The additional consideration, was non-interest bearing and was discounted at a rate of 6.0%. In September 2002, the Company elected to pay the deferred purchase price in cash and approximately $3.0 million has been paid as of September 30, 2002. The Company is in discussions with the former owners of WSI regarding payment of the remaining $0.7 million. The Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition.

      The WSI business consists of two solid waste collection companies and one landfill, operating in the Ottawa and Brockville area of south eastern Ontario. The acquisition, which resulted in goodwill of $12.9 million, is expected to result in substantial synergies to the Company's existing facilities in the Ottawa area and also provides a secure disposal site for the Company. The Company also purchased five other solid waste collection companies during the first nine months of 2002 for cash consideration of $4.3 million. Acquisition costs of approximately $0.3 million were incurred in connection with these acquisitions.

     The operating results of the acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting.

     Details of the net assets acquired are as follows:

_________________________________________________________________
                                  WSI        Other       Total
_________________________________________________________________
Working capital                $  1,278    $     20    $   1,298
Property and equipment           15,709       2,129       17,838
Customer contracts and lists      1,179         748        1,927
Non-competition agreements           38         226          264
Goodwill                         12,951       1,904       14,855
Long-term liabilities              (896)          -         (896)
Deferred tax liability           (4,362)       (393)      (4,755)
_________________________________________________________________
Total                          $ 25,897    $  4,634    $  30,531
_________________________________________________________________

     The purchase prices have been allocated to the identified intangible assets acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations generally does not exceed one year from the date of consummation of an acquisition.

      The following unaudited condensed pro forma consolidated statement of operations data shows the results of the Company's operations for the nine months ended September 30, 2002 and 2001 as if the acquisitions had occurred at the beginning of the periods presented:

___________________________________________________________________
(unaudited)                                     2002        2001
___________________________________________________________________
Statement of operations data
 Revenue                                      $ 75,295    $ 81,514
 Income from operations                          9,723         541
 Net income (loss)                               3,762     (10,234)

 Basic net loss per common share              $   0.11    $  (0.52)
 Diluted net loss per common share            $   0.10    $  (0.52)

Pro forma weighted average number of shares

 Basic                                      35,084,040  19,726,173
 Diluted                                    35,959,288  19,726,173
___________________________________________________________________

     These unaudited condensed pro forma consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

4.   Other Intangible Assets

      Other intangible assets, exclusive of goodwill, consist of the following as of September 30, 2002:

_________________________________________________________________________
                                                   Accumulated  Net book
                                          Cost     amortization  value
_________________________________________________________________________
Amortizable intangible assets
 Customer contracts and lists           $ 1,917     $     179   $ 1,738
 Deferred financing costs                 2,436           195     2,241
 Non-competition agreements and other     1,658         1,068       590
_________________________________________________________________________
Total                                   $ 6,011     $   1,442   $ 4,569
_________________________________________________________________________

     Customer   contracts  and  lists  are  amortized  over   the
estimated useful lives, averaging from 3 to 10 years.

     Amortization expense for the period ended September 30, 2002 was $2.1 million. Estimated future amortization per year for the next five fiscal years based on existing intangibles is as follows:

                   2002    (4th quarter)    $    382
                   2003                     $  1,366
                   2004                     $  1,292
                   2005                     $    824
                   2006                     $    705

5.   Long-term Debt

      Long-term debt at September 30, 2002 and December 31,  2001 consists of the following:

_______________________________________________________________________
                                                As at        As at
                                            September 30, December 31,
                                                2002         2001
                                             (unaudited)
_______________________________________________________________________
Senior debt                                   $  48,828   $  50,803
Other subordinated promissory notes payable          63          63

Other long-term liabilities                       1,602         363
_______________________________________________________________________
                                                 50,493      51,229
Less:  current portion                               63         256
_______________________________________________________________________
                                              $  50,430   $  50,973
_______________________________________________________________________

     The significant terms under the Company's former senior debt facility are fully described in Note 7 to the Company's annual consolidated financial statements for the year ended December 31, 2001 as filed on Form 20-F. As described therein, as at December 31, 2001 and continuing up to June 26, 2002, the Company was in breach of certain of its obligations under the senior debt facility.

     On June 27, 2002, the Company completed a refinancing of its senior debt facility by entering into a new Senior Secured Credit Facility (the "Senior Credit facility") with a syndicate of financial institutions, including Bank of America, the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The Senior Credit Facility is a revolving credit facility denominated in

Canadian dollars, which provided for borrowings of up to C$92.0 million at closing. On July 31, 2002, the Toronto-Dominion Bank joined the Senior Credit Facility, increasing the total commitment to C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio. The interest rate at September 30, 2002, on the Senior Credit Facility was 6.1%.

6.   Contingencies

     a)   Environmental risks

     The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

     Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these consolidated financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

     b)   Legal proceedings

     In  the  normal course of the Company's business  and  as  a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

     In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, there are no current proceedings or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

7.   Capital Stock

     a)   Changes in Capital Stock:

     Common and Preferred Stock

     On February 6, 2002, the Company completed the sale to certain investors, including some of the Company's directors and officers, of 11,320,754 Series 1 Preferred Shares at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million. Included in costs of the financing were fees of $1.3 million for financial advisory services paid to a company of which one of the Company's directors is a principal.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002, the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares.

     During the nine month period ended September 30, 2002, 177,614 additional Common Shares were issued in exchange for cash consideration of $308 on exercise of warrants and options.

     Details of common stock for the periods presented are as follows:

_________________________________________________________________
                        September 30, 2002    December 31, 2001
                         Shares    Amount     Shares     Amount
_________________________________________________________________
Common Shares         35,194,995  $113,579  23,696,627  $ 85,173
_________________________________________________________________

     b)   Stock purchase options and warrants

     Details of warrants and non-employee stock purchase options outstanding December 31, 2001, as more fully described in the Company's annual consolidated financial statements filed on Form 20-F, and at September 30, 2002 are as follows:

_______________________________________________________________________________
                                        September 30, 2002   December 31, 2001
                                         Shares    Amount     Shares   Amount
                                        _________ ________  _________ _________
Warrants issued to acquire common stock 1,200,000 $  1,597  1,200,000 $   1,597

Options issued to acquire common stock    100,000      165     100,00       165
                                                  ________            _________
                                                     1,762                1,762
Less unearned compensation                            (419)                (911)
                                                  ________            _________
                                                  $  1,343            $     851
_______________________________________________________________________________

     In 1997, the Company also issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. At January 1, 2002, 92,312 of the warrants remained outstanding. Prior to the expiry date, 92,226 of these warrants were exercised and 86 were cancelled.

     c)   Employee and director stock option plans and option grants

     Details of the Company's 1997 and 1999 Stock Option Plans are
described   in   the   Company's  annual  consolidated   financial
statements filed on Form 20-F.

     The Company's outstanding options are denominated in Canadian and U.S. dollars. During the nine months ended September 30, 2002, options to purchase 745,500 Common Shares were granted. These options have exercise prices ranging from C$5.24 to C$9.38. A total of 85,388 options were exercised in the period and 310,009 options were terminated. As at September 30, 2002, the aggregate options outstanding entitled holders to purchase 2,221,816 Common Shares at prices ranging from C$4.05 to C$18.05 for the Canadian dollar denominated options and $3.46 to $14.44 for the U.S. dollar denominated options.

      As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB No. 25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as these options have been granted at fair market value on the date of grant.

8.   Net Income (Loss) Per Share Information

     The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the periods ended
September 30, 2002 and 2001:

______________________________________________________________________________________
Nine Months Ended September 30,                                   2002         2001
______________________________________________________________________________________
Numerator
 Net income (loss)                                            $   3,707     $ (10,945)
______________________________________________________________________________________
Denominator
 Weighted average shares outstanding - basic                 31,517,795     8,405,419
 Dilutive effect of stock options and warrants outstanding    2,907,178             -
______________________________________________________________________________________
Weighted average shares outstanding - diluted                34,424,973     8,405,419
______________________________________________________________________________________
Basic earnings (loss) per share                               $    0.12     $   (1.30)
Diluted earnings (loss) per share                             $    0.11     $   (1.30)
______________________________________________________________________________________

     The diluted earnings per share calculation for the nine months ended September 30, 2001 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

9.   Related Party Transactions

     During the three months ended September 30, 2002, the Company paid a $100 retainer to Durkin and Durkin for legal services to be
performed in connection with future acquisitions.   An executive
officer of the Company is an inactive partner in Durkin and Durkin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
_________________________________________________________________

      The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto included elsewhere herein.

Results  of  Operations for the Three Months Ended September  30,
2002 and 2001

Operating and Financial Review

Overview

       Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 and began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

      From the time of commencing operations to September 30, 2002, the Company acquired 41 solid waste services businesses in Canada, including 46 collection operations, 13 transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills and one transfer station. Between May 1997 and May 2000, the Company acquired nine solid waste services businesses in the United States, all of which were sold in the first and second quarters of 2001.

      Prior to the disposal of the U.S. operations, the Company operated in two geographic segments, Canada and the United States. Currently, the Company operates in one reporting segment, that being the waste collection and disposal business in Canada.

Recent Developments

Equity issuance

     On February 6, 2002, the Company completed the sale of 11,320,754 shares of Series 1 Preferred Stock to certain investors, including some of the Company's directors and officers, at a price of $2.65 per share, resulting in gross proceeds to the Company of approximately $30.0 million. Net proceeds after transaction costs of $1.9 million were $28.1 million.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002, the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares.

Acquisitions

     On February 6, 2002, the Company purchased all of the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) was payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share. The additional consideration, was non-interest bearing and, for accounting purposes, was discounted at a rate of 6.0%. In September 2002, the Company elected to pay the deferred purchase price in cash and approximately $3.0 million has been paid as of September 30, 2002. The Company is in discussions with the former owners of WSI regarding payment of the remaining $0.7 million. The Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition.

     As part of the WSI acquisition, the Company acquired a landfill located on the East side of Ottawa in Ontario. The landfill consists of 79 acres zoned for waste disposal and another 21 acres of contiguous land that is suitable for future expansion. The 79 acre landfill is permitted to accept up to
234,750 tonnes per year of dry waste for disposal. It is estimated that the 79 acre site has capacity for 1.6 million cubic meters and the Company estimates that it has at least 12 years of remaining airspace in the current 79 acre parcel. WSI also has collection operations in the Ottawa area and a collection operation and transfer facility in Brockville, Ontario.

     During the nine months ended September 30, 2002, the Company purchased five solid waste collection companies for cash consideration of $4.3 million. Three of the acquired companies are located in the province of Alberta and one each in the provinces of British Columbia and Ontario. All of the acquired companies were merged with existing operations.

Senior Credit Facility

     On June 27, 2002, the Company entered into a new Senior Credit Facility. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to C$92.0 million at closing. Proceeds from the Senior Credit Facility were used to repay the previous senior credit facility of the Company.

     On July 31, 2002, the Toronto Dominion Bank joined the Senior Credit Facility, increasing the total commitment to C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio. The interest rate at September 30, 2002, on the Senior Credit Facility was 6.1%.

Operating Results for the Three Months Ended September 30, 2002
and 2001

      The  following  table sets forth items in the  Consolidated
Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous years.

_____________________________________________________________________________
                                                     Percentage     % Dollar
                                                     of Revenue      Change
                                                                      2002
                                                                      Over
Three Months Ended September 30                    2002      2001     2001
_____________________________________________________________________________
Revenues                                          100.0%    100.0%    23.0%
Cost of operations                                 61.7      66.5     14.0
Selling, general and administrative expenses       17.3      18.5     15.0
Depreciation and amortization expense              10.3       9.4     34.4
Losses (recovery) related to sale of U.S. assets   (0.7)     (0.7)   (20.7)
Foreign exchange gain                                 -       5.9        -
___________________________________________________________________
Income from operations                             11.4       0.4
Interest and financing expense                      4.3      11.3    (53.1)
___________________________________________________________________
Income (loss) before income taxes                   7.1    (10.9)
Income tax provision                                1.7        -
___________________________________________________________________
Net income (loss)                                   5.5    (10.9)
____________________________________________________________________________

Revenue

      The  sources  of revenue and growth rates are  as  follows:
($thousands)

____________________________________________________________________________________________
                                                                                   % Growth
                                                                                     Rates
                                                                                      2002
                                                                                      over
Three months ended September 30                         2001              2002        2001
____________________________________________________________________________________________
Commercial and industrial collection             $ 16,541  59.2%    $ 13,598  59.9%   21.6%
Residential collection                              4,535  16.2        4,300  18.9     5.5
Transfer station and landfill                       4,933  17.6        2,737  12.0    80.2
Commercial and residential recycling                1,219   4.4        1,049   4.6    16.2
Contract management and other specialized services    733   2.6        1,045   4.6   (29.9)
____________________________________________________________________________________________
                                                 $ 27,961 100.0%    $ 22,729 100.0%   23.0%
____________________________________________________________________________________________

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

_________________________________________________________________
Three months ended September 30               2002        2001
_________________________________________________________________
Price                                         3.4%        0.5%
Volume                                        0.2       (25.5)
Acquisitions, net of divestitures            21.1         0.0
Foreign currency translation                 (1.7)       (3.2)
_________________________________________________________________
Total                                        23.0%      (28.2)%
_________________________________________________________________

      Revenue for the three months ended September 30, 2002 was $28.0 million compared to $22.7 million for the three months ended September 30, 2001. Acquisitions contributed 21.1% or $4.8 million of the revenue growth as the WSI acquisition contributed $4.1 million in revenue and the other six acquisitions made after September 30, 2001 contributed $0.7 million in revenue. A major soil disposal contract at the Ottawa Landfill contributed to the acquisition revenue growth.

     Price increases contributed 3.4% to revenue growth. Commodity price increases particularly old corrugate cardboard
(OCC) were a factor in the increase. Volume growth was relatively flat with new business in the third quarter compensating for some of the business lost earlier in the year. The depreciation of the Canadian dollar compared to the U.S. dollar reduced revenue by 1.7% when the Canadian dollar revenue was translated for reporting purposes into U.S. dollars.

Cost of operations

       Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the three months ended September 30, 2002 was $17.2 million compared to $15.1 million for the three months ended September 30, 2001.

     Cost of operations as a percentage of revenue decreased to 61.7% for the three months ended September 30, 2002, from 66.5% for the three months ended September 30, 2001. The decrease in operating costs as a percentage of revenue resulted primarily from the inclusion of WSI's higher margin landfill operations in the Company's 2002 results.

Selling, general and administrative expenses

       Selling, general and administrative ("SG&A") expenses include management, sales, clerical, financial, accounting, administrative, overhead and professional services costs. SG&A expenses for the three months ended September 30, 2002, were $4.8 million compared to $4.2 million for the three months ended September 30, 2001. In the prior year period, the Company incurred $0.8 million of severance and change in control costs related to the change in ownership and management. After adjusting for the impact of these costs, SG&A increased by $1.4 million in the three months ended September 30, 2002 as compared to the three months ended September 30, 2001.

     SG&A decreased as a percentage of revenue to 17.3% in the three months ended September 30, 2002 from 18.5% for the three months ended September 30, 2001. After adjusting for the impact of the severance and change in control costs incurred in the 2001 period, SG&A as a percentage of revenue decreases to 15.0% for the three months ending September 30, 2001. The increase in SG&A as a percentage of revenue, as adjusted, resulted from increases in management, sales and administrative personnel and related costs associated with implementing the Company's growth strategy.

Depreciation and amortization expense

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets (excluding deferred financing charges) over the appropriate time periods and, prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet.

     Depreciation and amortization expense was $2.9 million for the three months ended September 30, 2002 compared to $2.1 million for the three months ended September 30, 2001. This represents an increase of 34.4%. As a percentage of revenue, depreciation and amortization expense increased 0.9% to 10.3% for the three months ended September 30, 2002 from 9.4% for the three months ended September 30, 2001. The increase, both in absolute terms and as a percentage of revenue, was the result of depletion of the newly acquired WSI landfill, depreciation of new capital expenditures and amortization of customer contracts and lists. These factors more than compensated for the $.42 million reduction in goodwill amortization between 2002 and 2001 as a result of the Company's adoption of SFAS No. 142.

Sale of the U.S. operations

     The recovery related to the sale of the U.S. assets represents the receipt of a hold back payment which had previously been considered uncollectible. The Company also recognized payments on a short term sub-lease for a property leased in the U.S. in conjunction with the Company's former U.S. operations.

Foreign exchange

      In the three months ended September 30, 2002, the Company did not experience a foreign exchange gain or loss. On June 27, 2002, the Company repaid its former senior debt facility, a portion of which was in U.S. dollars. Borrowings under the new Senior Credit Facility are all in Canadian dollars. Consequently the Company has no further significant exposure to realized gains or losses with respect to debt denominated in U.S. dollars.

     In the three months ended September 30, 2001, the Company recorded a $1.3 million non-cash unrealized foreign exchange loss primarily related to translation of U.S. dollar denominated debt held in the Canadian operations.

Interest and financing expense

      In the three months ended September 30, 2002, interest and financing expense decreased 53.1% to approximately $1.2 million from $2.6 million for the comparable period in 2001. The decrease was attributed to three factors: lower debt balances, lower interest rates and reduced amortization of deferred financing costs. During the quarter, the average debt outstanding was $18.2 million lower than the prior year. In addition, the weighted average interest rate (excluding amortization of deferred financing expense) for the three months ended September 30, 2002 was 7.9% as compared to 9.1% for the three months ended September 30, 2001. The decrease was primarily the result of the lower fixed margin rate for Canadian Eurodollar rate loans charged under the new Senior Credit Facility compared to the rate that was charged under the previous credit facility. Amortization of deferred financing costs in the three months amounted to $0.2 million as compared to $0.5 million in the three months ended September 30, 2001. The reduction was due to the longer amortization period under the new Credit Facility as compared to the former facility.

Income Taxes

      Income taxes for the three months ended September 30, 2002, consist of income tax related to earnings of the WSI group of companies and the five other acquired companies (which are currently subsidiaries of Capital Environmental and as such are not able to utilize Capital's tax loss carry-forwards) and the large business corporation tax.

  In 2001, the Company's losses did not generate any income tax benefit as the Company established valuation allowances for deferred tax assets.

Operating  Results for the Nine Months Ended September  30,  2002
and 2001

     The  following  table sets forth items in  the  Consolidated
Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the comparable period in the previous year.

________________________________________________________________________________________
                                                Percentage of                   % Dollar
                                                   Revenue                       Change
________________________________________________________________________________________
                                                                                  2002
                                                                                  Over
Nine Months Ended September 30                                 2002     2001      2001
________________________________________________________________________________________
Revenues                                                      100.0%   100.0%     1.3%
Cost of operations                                             62.3     67.6     (6.6)
Selling, general and administrative expenses                   17.3     16.9      3.6
Depreciation and amortization expense                           9.8      9.8      0.7
Costs and provision for losses related to sale of U.S. assets  (0.3)     6.7
Foreign exchange (gain) loss                                   (2.0)     1.5
________________________________________________________________________________________
Income (loss) from operations                                  12.9     (2.5)
Interest and financing expense                                  6.2     11.7    (46.2)
________________________________________________________________________________________
Income (loss) before income taxes                               6.7    (14.2)
Income tax provision                                            1.6      0.9     73.5
________________________________________________________________________________________
Net income (loss)                                               5.1    (15.1)
________________________________________________________________________________________

Revenue

      The  sources  of revenue and growth rates are  as  follows:
($thousands)

_______________________________________________________________________________________________
                                                                                        Growth
                                                                                         Rates
                                                                                         2002
                                                                                         over
Nine Months ended September 30                             2002               2001       2001
_______________________________________________________________________________________________
Commercial and industrial collection                $ 44,484   60.7%   $ 42,159   58.3%    5.5%
Residential collection                                12,954   17.7      15,038   20.8   (13.9)
Transfer station and landfill                         11,257   15.4       7,676   10.6    46.7
Commercial and residential recycling                   2,958    4.0       2,804    3.9     5.5
Contract management and other specialized services     1,575    2.2       4,583    6.3   (65.6)
_______________________________________________________________________________________________
                                                    $ 73,228  100.0%   $ 72,260  100.0%    1.3%
_______________________________________________________________________________________________

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

_________________________________________________________________
     Nine Months ended September 30            2002     2001
_________________________________________________________________
     Price                                     2.4%     0.5%
     Volume                                   (1.0)   (16.6)
     Acquisitions, net of divestitures         1.8      0.9
     Foreign currency translation             (1.9)    (3.3)
_________________________________________________________________
     Total                                     1.3%   (18.5)%
_________________________________________________________________

     Revenue increased to $73.2 million for the nine months ended September 30, 2002 from $72.3 million for the nine months ended September 30, 2001. The 1.3% increase in revenue was the result of price increases of 2.4% and acquisition growth net of the U.S. divestiture of 1.8%.

     The increases were offset by a 1.9% or $1.4 million reduction in revenue when the Canadian results were translated into U.S. dollars for reporting purposes and a 1% decrease in volume. Volume decreased as a national brokerage customer and two residential contracts were lost early in the year. These losses were partially offset by new commercial, industrial and residential business plus a number of soil projects at the Alberta landfill.

Cost of operations

       Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state and provincial taxes. Cost of operations for the nine months ended September 30, 2002 was $45.6 million compared to $48.8 million for the nine months ended September 30, 2001.

     The cost of operations as a percentage of revenue decreased to 62.3% for the nine months ended September 30, 2002 from 67.6% for the nine months ended September 30, 2001. Operating costs in total and as a percentage of revenue decreased as lower margin U.S. operations were eliminated and higher margin landfill operations were added with the purchase of WSI.

Selling, general and administrative expenses

       Selling, general and administrative ("SG&A") expenses include management, sales, clerical, financial, accounting, administrative, overhead and professional services costs. SG&A expenses for the nine months ended September 30, 2002 were $12.6 million compared to $12.2 million for the nine months ended September 30, 2001. In 2001, the Company incurred $1.8 million of costs associated with meeting financing requirements under the Company's previous senior credit facility and change in control and severance payments. After adjusting for the impact of these costs, SG&A increased by $2.2 million in the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001.

      SG&A increased as a percentage of revenue to 17.3% in the nine months ended September 30, 2002 from 16.9% in the nine months ended September 30, 2001. Adjusting for the unusual costs in 2001 discussed above, SG&A as a percentage of revenue would have been 14.3% in the nine months ending in 2001. The increase in SG&A, both on an absolute basis and as a percentage of revenue, resulted from increases in management, sales and administrative personnel and related costs associated with implementing the Company's growth strategy.

Depreciation and amortization expense

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets over the appropriate time periods and, prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet.

     Depreciation and amortization expense was $7.1 million for the nine months ending September 30, 2002 which was less than a one percent increase from the nine months ending September 30, 2001. As a percentage of revenue, depreciation and amortization expense remained unchanged at 9.8%. The composition of the depreciation and amortization expense changed as there was a $1.4 million reduction in goodwill amortization between 2002 and 2001 as a result of the Company's adoption of SFAS No. 142. This was offset by depletion of the newly acquired WSI landfill, depreciation on new capital expenditures and amortization of customer contracts and lists.

Foreign exchange

      In the nine months ended September 30, 2002, the Company recorded a $1.4 million foreign exchange gain primarily related to translation of U.S. dollar denominated debt resident in Canada when the debt was repaid on June 27, 2002 in connection with refinancing of the Company's senior credit facility.

     In the nine months ended September 30, 2001, the Company recorded a $1.1 million foreign exchange loss primarily related to translation of U.S. dollar denominated debt held in the Canadian operations.

Interest and financing expense

     In the nine months ended September 30, 2002, interest and financing expense decreased 46.2% to approximately $4.6 million from $8.5 million for the comparable period in 2001. The decrease was attributed to three factors: lower debt balances, lower interest rates and reduced amortization of deferred financing costs. During the quarter, the average debt outstanding was $26.4 million lower than the prior year. In addition, the weighted average interest rate (excluding amortization of deferred financing expense) for the nine months ended September 30, 2002 was 7.5% as compared to 9.3% for the nine months ended September 30, 2001. The decrease was primarily the result of the lower fixed margin rate for Canadian Eurodollar rate loans charged under the new Senior Credit Facility compared to the rate that was charged under the previous credit facility. Amortization of deferred financing costs in the nine months ended Septermber 30, 2002 was $1.6 million as compared to $1.2 million in the nine months ended September 30, 2001. The increase was due to the reduction in the amortization period in the six months ended June 30, 2002, resulting from the early termination of the previous credit facility.

Income Taxes

      Income taxes for the nine months ended September 30, 2002, consist of income tax related to earnings of the WSI group of companies and the five other acquired companies (which are currently subsidiaries of Capital Environmental and as such are not able to utilize Capital's tax loss carry-forwards) and the large business corporation tax.

      In the nine months ended September 30, 2001 income taxes consisted of the reversal of deferred taxes in the U.S. operations. Losses during 2001 did not generate any income tax benefit as the Company established valuation allowances for deferred tax assets.

Financial Condition

     As of September 30, 2002 and December 31, 2001 the Company's capital structure consisted of: ($ thousands)

____________________________________________________________________________________
                               September 30,       December 31,           Change
                                   2002                2001
____________________________________________________________________________________
Long-term debt               $ 50,493  38.2%    $ 51,229   51.6%     $ (736)  (1.4)%
Capital lease obligations       3,185   2.4        2,139    2.2       1,046   48.9
Stockholders' equity           78,397  59.4       45,913   46.2      32,484   70.8
____________________________________________________________________________________
                            $ 132,075 100.0%    $ 99,281  100.0%   $ 32,794   33.0%
____________________________________________________________________________________

     The $32.8 million increase in the Company's capitalization between December 31, 2001 and September 30, 2002 was a result of the $32.5 million increase in stockholders' equity and a slight increase ($0.3 million) in outstanding debt. The increase in stockholders' equity was primarily the result of net proceeds from the issuance of preferred shares (which were later converted to common shares) of $28.1 million and net income of $3.7 million.

Liquidity and Capital Resources

      The Company's capital requirements include working capital and fixed asset replacement. In addition, the Company may need capital to finance future acquisitions and integration of acquired businesses. The Company plans to meet its capital needs through various sources, including internally generated funds, borrowings under its new senior credit facility and, if necessary, additional debt or equity financings. The Company believes that its internally generated funds, along with borrowings under its Senior Credit Facility, will be sufficient to finance its working capital requirements for the foreseeable future. As of September 30, 2002, working capital was $5.5 million. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under its Senior Credit Facility.

      For the nine months ended September 30, 2002, net cash provided by operations was $9.1 million, compared to $3.3 million in the nine months ended September 30, 2001. This $5.8 million increase was primarily due to improved profitability as lower margin U.S. operations were eliminated and higher margin landfill operations were added. This improvement in profitability was partially offset by an increase in cash used for working capital, particularly accounts receivable.

      For the nine months ended September 30, 2002, cash used in investing activities was $32.4 million, compared to cash generated of $16.6 million in the nine months ended September 30, 2001. The use of cash in 2002 was the result of the WSI and the five other acquisitions as well as capital expenditures. The cash generated in 2001 resulted from the sale of the U.S. assets.

      For the nine months ended September 30, 2002, net cash provided by financing activities was $24.1 million compared to net usage of $16.6 million in 2001. Of the $40.7 million increase, $28.4 million was from the issuance of shares in 2002, and $14.1 million resulted from decreased net debt repayments in 2002, partially offset by $1.8 million in debt issuance costs related to the new Senior Credit Facility. The debt repayments in 2001 resulted from the sale of the U.S. assets and the requirement under the senior credit facility to use the proceeds from such sales to reduce debt.

     On June 27, 2002, the Company entered into a new three year $61.0 million (C$92.0 million) Senior Credit Facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility. On July 31, 2002, the facility was increased to C$116.0 million. Assuming that the Company can locate additional lenders, the facility can be increased by a further C$30 million prior to December 31, 2003. The new facility is subject to quarterly commitment reductions beginning January 1, 2004, as described more fully below, and is collateralized by substantially all of the Company's assets. In addition to scheduled commitment reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. Interest rates under the new facility are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime rate). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio.

       As of September 30, 2002, the Company had utilized approximately C$87.8 million of the C$116.0 million available under the Senior Credit facility, consisting of C$77.5 million of Canadian dollar loans bearing interest at 6.1%, and outstanding letters of credit of C$10.3 million. At September 30, 2002, the Company had C$28.2 million of availability under its Senior Credit Facility, subject to the covenants and restrictions contained therein. In the second quarter of 2002, the Company recorded a $1.5 million foreign exchange gain primarily related to the translation of United States dollar denominated debt held in the Canadian operations which was repaid on June 27, 2002 in connection with the refinancing of the Company's senior credit facility.

     The Senior Credit Facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the senior credit facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources such as subordinated debt, equity issuances, or sales of assets so that the Company could meet its repayment obligations, which may not be possible.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003, as set forth below:

__________________________________________________________________
           Repayment         Percent Reduction of Commitment
              Date           Amount as of December 31, 2003
__________________________________________________________________
         January 1, 2004                 5.0%
         April 1, 2004                   8.0%
         July 1, 2004                    8.0%
         October 1, 2004                 8.0%
         January 1, 2005                10.0%
         April 1, 2005                  11.0%
         June 30, 2005                  50.0%
__________________________________________________________________

      Proceeds of the loans under the new Senior Credit Facility are to be used for general corporate purposes including capital expenditures, ongoing working capital requirements, and permitted acquisitions.

Trend Information

Seasonality

      The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and prevailing economic conditions

      To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

     Exposure to exchange rate fluctuations is due to translation of the Company's Canadian balance sheet and income statement into United States dollars, the Company's reporting currency. In the past the Company has been exposed to exchange rate risk due to translation of United States dollar debt held in the Canadian operations into its Canadian dollar equivalent. On June 27, 2002, the Company repaid its former senior debt facility, a portion of which was in U.S. dollars. Borrowings under the new Senior Credit Facility are all in Canadian dollars, consequently the Company has no further significant exposure to realized gains or losses with respect to debt denominated in U.S. dollars.

PART II   OTHER INFORMATION
_________________________________________________________________

Legal Proceedings

      In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and
licensing   of  transfer  stations  and  landfills  or   alleging
environmental damage or violations of the permits and licenses pursuant to which the Company operates.

       In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

                           SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CAPITAL ENVIRONMENTAL RESOURCE INC.
                          (Registrant)


By:


/s/ David Sutherland-Yoest      Chairman of the Board
___________________________     and Chief Executive Officer
David Sutherland-Yoest


/s/ David J. Feals              Chief Financial Officer
___________________________     (principal financial officer)
David J. Feals


                     Date: November 18, 2002